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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------


                                 SCHEDULE 14D-1
                                (Amendment No. 2)


               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             -----------------------


                          ILLINOIS CENTRAL CORPORATION
                         (Exact name of Subject Company)

                            CANADIAN NATIONAL RAILWAY
                                     COMPANY
                           BLACKHAWK MERGER SUB, INC.
                                    (Bidders)
                             -----------------------

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)
                             -----------------------

                                    896215100
                      (CUSIP Number of Class of Securities)
                             -----------------------


                            Jean Pierre Ouellet, Esq.
                            Canadian National Railway
                                     Company
                         935 de La Gauchetiere St. West
                            Montreal, Quebec, Canada
                                     H3B 2M9
                                 (514) 399-6569

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
                             -----------------------

                                 With Copies to:

 Winthrop B. Conrad, Jr., Esq.                         John G. Finley, Esq.
    David W. Ferguson, Esq.                            Allan Schwartz, Esq.
     Davis Polk & Wardwell                          Simpson, Thacher & Bartlett
      450 Lexington Avenue                             425 Lexington Avenue
    New York, New York 10017                         New York, New York 10017
         (212) 450-4000                                   (212) 455-2000





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     This Amendment No. 2 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1 originally filed on February 13, 1998 (the "Schedule 14D-1") by Canadian National Railway Company, a Canadian corporation ("Parent"), and Blackhawk Merger Sub Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Parent, as amended by Amendment No. 1 dated March 2, 1998 relating to the offer by Purchaser to purchase 46,051,761 of the issued and outstanding shares of Common Stock, $0.001 par value (the shares subject to the Offer, as well as all other shares of such Common Stock hereinafter referred to as the "Shares"), of Illinois Central Corporation, a Delaware corporation (the "Company"), at a price of $39.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

     The item of the Schedule 14D-1 set forth below is hereby amended as follows:

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

     Item 7 is hereby amended by (i) incorporating the first paragraph of "2. Acceptance for Payment and Payment for Shares" in the Offer to Purchase, as amended hereby to read in its entirety as follows:

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) Purchaser will accept for payment, and will pay for, an aggregate of 46,051,761 Shares which are validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the Expiration Date. In addition, Purchaser reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment of, or subject to applicable rules of the SEC, payment for, Shares in order to comply in whole or in part with any applicable law.

     and (ii) amending the first paragraph of "16. Certain Conditions of the Offer" in the Offer to Purchase to read in its entirety as follows:

     Notwithstanding any other provision of the Offer, Parent and Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if (i) by the expiration of the Offer less than 50.1% of the outstanding Shares (on a fully diluted basis) have been tendered pursuant to the Offer and not withdrawn, (ii) the applicable waiting period (if any) under the HSR Act shall not have expired or been terminated, (iii) the staff of the STB shall not have given Parent a favorable informal advisory opinion to the effect that the proposed use of the Voting Trust will preclude unlawful control of the Company by Parent or (iv) at any time on or after February 10, 1998 and prior to the expiration of the Offer, any of the following conditions exist:

     Item 7 is further hereby amended by adding the following paragraph as the third paragraph of "17. Certain Legal Matters; Regulatory Approvals--Proposed Settlement of the Actions" in the Offer to Purchase:

     To effectuate the right to receive additional amounts, if any, under certain circumstances under which there is a subsequent disposition of the Shares in the Voting Trust, the parties to the Merger Agreement expect to enter into a separate agreement setting forth that aspect of the proposed settlement. Any right to receive additional amounts under the proposed settlement will not be assignable by the recipients thereof (except pursuant to the laws of descent or distribution or by operation of law) and will not bear interest.

Item 11.       Material to be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following exhibits:

   (c)(6) Amendment No. 1 dated as of March 4, 1998 to the Agreement and Plan of Merger dated as of February 10, 1998 among Parent, Purchaser and the Company.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




March 6, 1998                          CANADIAN NATIONAL RAILWAY COMPANY


                                       By: /s/ Jean Pierre Ouellet
                                       ---------------------------
                                          Name:  Jean Pierre Ouellet
                                          Title: Chief Legal Officer and
                                                  Corporate Secretary


                                       BLACKHAWK MERGER SUB, INC.


                                       By: /s/ Jean Pierre Ouellet
                                       ---------------------------
                                          Name:  Jean Pierre Ouellet
                                          Title: President and Treasurer




                                  EXHIBIT INDEX


   Exhibit No.
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      (c)(6)        Amendment No. 1 dated as of March 4, 1998 to the Agreement and Plan of Merger dated as of February 10, 1998 among Parent, Purchaser and the Company.